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RECD S.E.C.
MAR 1 2 2004
1086

WRITER'S DIRECT LINE

202 682-7296

March 9, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

dw 3/18

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS YESTERDAY RECEIVED A NOTIFICATION FROM BRANDES INVESTMENT PARTNERS LLC ("BRANDES"), A U.S. REGISTERED INVESTMENT ADVISOR, DATED 3rd MARCH, 2004, THAT BRANDES HAS A NOTIFIABLE INTEREST IN 9,450,649 (5%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BRANDES.

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

4th March, 2004.

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 28th JANUARY, 2004, THAT BANK OF IRELAND NOMINEES LIMITED ("BANK OF IRELAND") HAS A NOTIFIABLE INTEREST IN 30,222,523 (15.99%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 28,436,093 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND, 1,264,066 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES, 425,390 SHARES ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED AND 96,974 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BANK OF IRELAND, NORTRUST, CITIBANK AND MELLON.

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

28th January, 2004.

GREENCORE GROUP PLC

CONTACT: Patrick Kennedy, Chief Financial Officer - Tel: +353 1 605 1003
(Up to 2.00pm on 5 February, 2004 - Tel: +353 87 225 3480)

ANNUAL GENERAL MEETING

CHAIRMAN'S SUPPLEMENTARY STATEMENT

At the Annual General Meeting of Greencore Group plc to be held today, the Chairman, Ned Sullivan, will make the following statement:

I am pleased to report that 2003 was a very successful year for Greencore. Profit before tax increased by 7%, underlying headline earnings per share rose by 19%, whilst net debt was reduced by €133m.

Since 2001, the Group has been actively engaged in ensuring that maximum value is realised from the Hazlewood acquisition. The results in 2003 reflect the achievements of the Group in this regard and highlight the future potential of its well-balanced portfolio of businesses. Greencore is now well positioned to reap the future benefits of its past actions.

Turning to the current year, like-for-like sales in the Group's chilled food categories, its principal driver of growth, grew by 6.5% in the first quarter, as the demographic factors that have driven this market in the last decade continue.

As referred to in the Preliminary Statement and the Annual Report, raw material price inflation for all U.K. food producers is running at a higher rate than has been experienced for a number of years. In our own case, the Group's UK convenience food businesses will spend some €350m in the current financial year on raw materials with inflation of in excess of 5%, on average, currently being experienced in those markets.

Every convenience food business within the Group is actively offsetting these increases through product reformulation, efficiencies, supply chain improvements and, most particularly, price increases. We are confident that these initiatives will succeed and have already implemented or agreed price increases in several categories, the benefit of which will be more pronounced in the second half due to the inevitable lag in the recovery of cost inflation.

The Group is in a strong position both commercially and financially. The board believes that further progress will be made in 2004, and is confident about the future prospects of the Group.

E.F. Sullivan,
Chairman.

5 February, 2004.

Commission File Number 82-4908

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 350154

All relevant boxes should be completed in block capital letters.

1. Name of company Greencore Group plc	2. Name of director Patrick Anthony McCann
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest As 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Patrick Anthony McCann
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

7. Number of shares/amount of stock acquired 5,000	8. Percentage of issued class 0.0026%	9. Number of shares/amount of stock disposed —	10. Percentage of issued class —
11. Class of security Ordinary	12. Price per share €3.30	13. Date of transaction 17 FEBRUARY 2004	14. Date company informed 17 FEBRUARY 2004

15. Total holding following this notification 5,000	16. Total percentage holding of issued class following this notification 0.0026%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant —	18. Period during which or date on which exercisable —
19. Total amount paid (if any) for grant of the option —	20. Description of shares or debentures involved: class, number —
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification —
23. Any additional information —	24. Name of contact and telephone number for queries **PATRICK KENNEDY 605 1003**

25. Name and signature of authorised company official responsible for making this notification

Patrick Kennedy

Date of notification 17 February, 2004

GREENCORE GROUP PLC

CONTACT: MR. P.T. KENNEDY

TELEPHONE: +353 1 605 1003
FAX: +353 1 605 1103

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 16th FEBRUARY, 2004, THAT BANK OF IRELAND ASSET MANAGEMENT LIMITED HAS A NOTIFIABLE INTEREST IN 30,461,735 (16.11%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 28,675,305 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, 1,264,066 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES, 425,390 SHARES ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED AND 96,974 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BANK OF IRELAND ASSET MANAGEMENT LIMITED.

P.T. Kennedy
Chief Financial Officer

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

17th February, 2004.